As filed with the Securities and Exchange Commission on October 31, 2013

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

INTERMOUNTAIN COMMUNITY BANCORP

(Exact name of registrant as specified in its charter)

Idaho	82-0499463
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

414 Church Street

Sandpoint, Idaho 83864

(208) 263-0505

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Curt Hecker

President and Chief Executive Officer

414 Church Street

Sandpoint, Idaho 83864

(208) 263-0505

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Stephen M. Klein

William E. Bartholdt

Graham & Dunn PC

Pier 70

2801 Alaskan Way, Suite 300

Seattle, Washington 98121

(206) 624-8300

Approximate date of commencement of proposed sale to the public:

From time to time on or after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

Pursuant to Commission Rule 429, this Registration Statement shall also act, upon effectiveness, as a post-effective amendment to the registrant’s earlier Registration Statement on Form S-1 (File No. 333-180072).

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered (1)	Proposed maximum offering price per unit (1)(2)	Proposed maximum aggregate offering price (1)	Amount of registration fee
Common stock, no par value (3)	24,766	$15.25	$377,681.50	$48.65

(1)	Estimated solely for the purpose of determining the amount of the registration fee in accordance with Rule 457(c), based on the average of the high and low prices for the Common Stock reported on the Nasdaq Capital Market on October 29, 2013.
(2)	Pursuant to Commission Rule 429, the combined prospectus contained in this Registration Statement also relates to securities registered pursuant to a Registration Statement on Form S-1 (File No. 333-180072), filed on March 13, 2012, as pre-effectively amended on April 19, 2012, May 10, 2012 and May 17, 2012, and declared effective by the Commission on May 21, 2012. All applicable filing fees were paid with respect to such securities at the time of the original filing of such Form S-1.
(3)	Represents any additional shares of Common Stock that may become issuable due to anti-dilution adjustments for changes resulting from stock splits, stock dividends, recapitalizations or similar transactions.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The Selling Securityholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 31, 2013

PROSPECTUS

INTERMOUNTAIN COMMUNITY BANCORP

Up to 1,405,408 Shares of Common Stock

Warrants to Purchase 170,000 Shares of Non-Voting Common Stock

(and such underlying shares of Non-Voting Common Stock)

Up to 3,839,688 Shares of Non-Voting Common Stock

Up to 4,009,688 Shares of Common Stock Underlying the Non-Voting

Common Stock

This prospectus relates to the securities listed below (collectively, the “Securities”) that may be offered for sale from time to time by certain Selling Securityholders:

•	Some or all of 1,405,408 shares of our common stock, no par value (the “Common Stock”);

•	Warrants, or portions thereof, to purchase 170,000 shares of Non-Voting Common Stock no par value (the “Non-Voting Common Stock”) at an exercise price of $10.00 per share (the “Warrants”) and such underlying shares of Non-Voting Common Stock;

•	Some or all of 3,839,688 shares of our Non-Voting Common Stock; and

•	the shares of our Common Stock into which the Non-Voting Common Stock will convert upon certain transfers made in accordance with and as permitted by guidance and policies established by the Board of Governors of the Federal Reserve System, as discussed more fully herein.

We issued and sold the Securities as part of the Investment Transactions (as defined below in “Prospectus Summary”). We are registering the resale of the Securities pursuant to agreements we entered into with the Selling Securityholders. Except as expressly noted in this prospectus, all share and per-share purchase price figures reflect the effect of the 10-for-1 reverse stock split on the Common Stock and the Non-Voting Common Stock effective October 5, 2012.

The Selling Securityholders may sell all or a portion of the Securities from time to time, in amounts, at prices and on terms determined at the time of offering. The Securities may be sold by any means described in the section of this prospectus entitled “Plan of Distribution” beginning on page 21. The registration of the Securities does not necessarily mean that any of the Securities will be sold by the Selling Securityholders. The timing and amount of any sale is within each Selling Securityholder’s discretion.

We will not receive any proceeds from the sale of the Securities by the Selling Securityholders. We will, however, receive cash proceeds equal to the total exercise price of any Warrants that are exercised for cash but will receive no cash if and to the extent that Warrants are exercised pursuant to the net, or “cashless,” exercise feature of the Warrants.

Our Common Stock is listed on the Nasdaq Capital Market under the symbol “IMCB”. On October 29, 2013, the closing price of our Common Stock was $15.25 per share. None of the Warrants or Non-Voting Common Stock are listed or quoted on the Nasdaq Capital Market or any other stock exchange or quotation system. The Warrants will be sold for a price between $2.50 and $20.00 per Warrant. This price range was determined based on the Selling Shareholders’ experience in valuing similar securities and the Black-Scholes option pricing model, which utilizes inputs such as the closing price of our Common Stock, exercise price of the Warrants, assumed dividend yield, assumed risk-free interest rate, expected volatility and expected term. The shares of Common Stock and the shares of Non-Voting Common Stock, if transferred with and as permitted by guidance and policies established by the Board of Governors of the Federal Reserve System, shall be sold at the then-current market price of the Common Stock.

Investing in our Securities involves risks. You should carefully read this prospectus, our periodic reports and other information we have filed with the Securities and Exchange Commission (the “SEC”), and the information under the heading “Risk Factors” beginning on page 5 of this prospectus and in the documents incorporated by reference into this prospectus to read about factors you should consider before buying our Securities.

The Securities are not savings accounts, deposits or other obligations of a bank or savings institution and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Neither the SEC nor any state securities regulator or other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is             , 2013.

i

EXPLANATORY NOTE

The Registration Statement on Form S-3 of which this prospectus is a part relates to the registration of certain securities being offered by the Selling Securityholders identified herein. Other securities being offered by such Selling Securityholders are also covered by the combined prospectus contained herein which were registered on a Registration Statement on Form S-1 (File No. 333-180072), filed on March 13, 2012, as pre-effectively amended on April 19, 2012, May 10, 2012 and May 17, 2012, and declared effective on May 21, 2012 by the Securities and Exchange Commission. Pursuant to SEC Rule 429, this Registration Statement and the combined prospectus contained herein will also act, upon effectiveness, as a post-effective amendment to the earlier Registration Statement on Form S-1.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated herein by reference may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about our plans, objectives, expectations and intentions that are not historical facts, and other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “will likely,” “should,” “projects,” “seeks,” “estimates” or words of similar meaning. These forward-looking statements are based on current beliefs and expectations of management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. In addition to the factors set forth in (i) this prospectus, (ii) the sections titled “Risk Factors”, “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, as applicable, from our Annual Report on Form 10-K for the year ended December 31, 2012, and (iii) the other documents incorporated by reference in this prospectus, the following factors, among others, could cause actual results to differ materially from the anticipated results:

•	deterioration in economic conditions that could result in increased loan and lease losses;

•	inflation and interest rate levels, and market and monetary fluctuations;

•	changes in market interest rates and spreads, which could adversely affect our net interest income and profitability;

•	trade, monetary and fiscal policies and laws, including interest rate and income tax policies of the federal government;

•	growth and acquisition strategies;

•	applicable laws and regulations and legislative or regulatory changes, including the ultimate financial and operational burden of financial regulatory reform legislation and related regulations and the restrictions imposed on participants in the Troubled Asset Relief Program (“TARP”) Capital Purchase Program, including the impact of executive compensation restrictions, which may affect our ability to retain and recruit executives in competition with other firms who do not operate under those restrictions;

•	our ability to attract new deposits and loans and leases;

•	competitive market pricing factors;

•	our ability to comply with informal regulatory actions issued to us;

•	the effects of any further adverse regulatory action;

•	our ability to raise capital or incur debt on reasonable terms;

•	the risks associated with lending and potential adverse changes in credit quality;

•	risks associated with concentrations in real estate-related loans;

•	declines in real estate values supporting loan collateral;

•	increased loan delinquency rates;

•	the timely development and acceptance of our new products and services;

•	the willingness of customers to substitute competitors’ products and services for our products and services;

•	technological and management changes;

•	our ability to recruit and retain key management and staff;

•	changes in estimates and assumptions used in financial accounting;

•	our critical accounting policies and the implementation of such policies;

•	potential interruption or breach in security of our systems;

•	lower-than-expected revenue or cost savings or other issues in connection with mergers and acquisitions;

•	changes in consumer spending, saving and borrowing habits;

•	the strength of the United States economy in general and the strength of the local economies in which Intermountain conducts its operations;

•	stability of funding sources and continued availability of borrowings;

•	our success in gaining regulatory approvals, when required;

•	results of regulatory examinations that could restrict growth; and

•	our success at managing the risks involved in the foregoing.

Please take into account that forward-looking statements speak only as of the date of this prospectus or, in the case of documents incorporated by reference in this prospectus, the date of such document. We do not undertake any obligation to publicly correct or update any forward-looking statement whether as a result of new information, future events or otherwise.

ABOUT THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is accurate only as of its date, and any information incorporated by reference is accurate only as of the date of the document incorporated by reference.

Neither we, nor any of our officers, directors, agents or representatives, make any representation to you about the legality of an investment in our Securities. You should not interpret the contents of this prospectus to be legal, business, investment or tax advice. You should consult with your own advisors for that type of advice and consult with them about the legal, tax, business, financial and other issues that you consider before investing in our Securities.

This prospectus does not offer to sell, or ask for offers to buy, any Securities in any state or jurisdiction where it would not be lawful or where the person making the offer is not qualified to do so.

It is important for you to read and consider all of the information contained in this prospectus in making your investment decision. You also should read and consider the information in the documents to which we have referred you in the sections entitled “Where You Can Find More Information” and “Incorporation by Reference.”

Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus to “Intermountain,” the “Company,” “we,” “us,” “our” or similar references mean Intermountain Community Bancorp and its subsidiaries on a consolidated basis. References to the “Bank” mean Panhandle State Bank, our wholly-owned banking subsidiary.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly, and current reports, proxy statements and other information with the Securities and Exchange Commission (“SEC”). Our SEC filings are available to the public over the Internet at the SEC’s web site at www.sec.gov and on the investor relations page of our website at www.intermountainbank.com. Except for those SEC filings incorporated by reference in this prospectus, information on our web site is not part of this prospectus. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street N.E., Washington, D.C. 20549. You can also obtain copies of the documents upon the payment of a duplicating fee to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

This prospectus omits some information contained in the registration statement in accordance with SEC rules. You should review the information and exhibits included in the registration statement for further information about us and the Securities. Statements in this prospectus concerning any document we filed as an exhibit to the registration statement or that we otherwise filed with the SEC are not intended to be comprehensive and are qualified by reference to these filings. You should review the complete document to evaluate these statements.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” information we file with it, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is considered to be a part of this prospectus, and later information that we file with the SEC will automatically update and supersede the information incorporated by reference in this prospectus. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) prior to the termination of this offering.

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed with the SEC on March 8, 2013 and amended on April 8, 2012; including portions incorporated by reference therein to our Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 24, 2013;

•	All other reports we have filed pursuant to Section 13(a) or 15(d) of the Exchange Act since December 31, 2012; and

•	The description of our capital stock contained in Form 8-A filed with the SEC on January 3, 2013.

These documents contain important information about us, our business, financial condition and results of operations. You may request a copy of these filings, at no cost, by writing or calling Susan Pleasant, Asst. Vice President, Shareholder Relations, P.O. Box 967, Sandpoint, Idaho 83864, (208) 255-3432.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere or incorporated by reference in this prospectus and may not contain all the information that you need to consider in making your investment decision. You should carefully read this entire prospectus, as well as the information to which we refer you and the information incorporated by reference herein, before deciding whether to invest in the Securities. You should pay special attention to the “Risk Factors” section of this prospectus to determine whether an investment in the Securities is appropriate for you.

Intermountain Community Bancorp

Intermountain Community Bancorp is a bank holding company incorporated in the State of Idaho in October 1997. We primarily provide commercial banking services in Idaho, Washington and Oregon through our full-service commercial bank subsidiary, Panhandle State Bank, which opened in 1981. Panhandle State Bank is an Idaho state-chartered bank and our primary markets consist of northern, southwestern and south central Idaho, eastern Washington and southwestern Oregon.

Panhandle State Bank maintains its main office in Sandpoint, Idaho and has 18 other branches. In addition to the main office, seven other branch offices operate under the name of Panhandle State Bank, eight branches operate under the name of Intermountain Community Bank, a division of Panhandle State Bank, and three operate under the name of Magic Valley Bank, also a division of Panhandle State Bank.

As of June 30, 2013, we had total assets of $930.6 million, total net loans receivable of $522.7 million, total deposits of $699.5 million, and total shareholders’ equity of $113.0 million.

As a bank holding company, Intermountain Community Bancorp is subject to regulation by the Federal Reserve Board and the Idaho Department of Finance. Panhandle State Bank is regulated by the Idaho Department of Finance, the State of Washington Department of Financial Institutions, the Oregon Division of Finance and Corporate Securities and, as an “insured bank,” is subject to regulation by the Federal Deposit Insurance Corporation (“FDIC”).

Our principal executive offices are located at 414 Church Street, Sandpoint, Idaho 83864, and our telephone number is (208) 263-0505. Our common stock is quoted on the Nasdaq National Market System under the symbol “IMCB.”

Background of the Issuance of the Securities

(Note: The per-share amounts and per-share purchase prices in the following discussion do not reflect the effect of a 10-for-1 reverse stock split on the Common Stock and the Non-Voting Common Stock, which was effective on October 5, 2012, subsequent to the private offering described below).

The Original Securities Purchase Agreements

As described in our Current Report on Form 8-K filed with the SEC on April 7, 2011, on April 6, 2011 we entered into securities purchase agreements (the “Original Purchase Agreements”) with Castle Creek Capital Partners IV, L.P. (“Castle Creek”), affiliates of Stadium Capital Management, LLC (“Stadium” and, collectively with Castle Creek, the “Lead Investors”), and 14 other investors (collectively with the Lead Investors, the “Original Investors”), pursuant to which the Original Investors agreed to invest in private placements an aggregate of $70 million in us for 70 million newly issued shares of Common Stock at a purchase price of $1.00 per share and, with respect to Castle Creek, a three-year warrant to purchase an additional 1,000,000 shares of Common Stock at $1.25 per share. We negotiated the Original Purchase Agreements between the Original Investors and the Company with the assistance of Sandler O’Neill + Partners, L.P., the Company’s placement agent.

The closing of the transactions was subject to certain customary conditions including required bank regulatory approvals and confirmations. Under the Change in Bank Control Act (“CBCA”) and the regulations, guidelines and policies of the Board of Governors of the Federal Reserve, investors seeking to acquire 10% or more of the voting securities of a bank holding company must file notices with and receive non-objections from the Federal Reserve, and make certain publications. Since each of the Lead Investors agreed to purchase in excess of 10% of the Common Stock on a pro forma basis under their respective Original Purchase Agreements, under the CBCA each was required to file a CBCA notice with the Federal Reserve and make such publications. Certain other Original investors were required to submit information to the Federal Reserve in connection with the Federal Reserve’s review of the Lead Investors’ respective CBCA notices, since those other investors planned to acquire 5% or more of our voting securities. In addition, the Company and the Lead Investors were required to make filings with and receive approvals from Idaho bank regulatory authorities and, with respect to proposed new members of the Company’s and the Bank’s respective boards of directors, the Federal Reserve and the Federal Deposit Insurance Corporation (“FDIC”), respectively, and the State of Idaho. The Company and each appropriate Original Investor made all necessary notices and filings with applicable bank regulators; however, the Federal Reserve did not complete its review of the CBCA notices by August 31, 2011. The Original Purchase Agreements provided that if the private placements did not close by August 31, 2011, each Original Investor could terminate its agreement in its discretion. On September 19, 2011, two of the Original Investors, who each would have purchased Common Stock representing approximately 9% of the Common Stock after giving effect to the private placements, separately notified us that they were terminating their respective Original Purchase Agreements. None of the Original Investors who terminated their respective Original Purchase Agreements was a Lead Investor.

It was also a condition to each Original Investor’s obligation to close the transactions that the full $70 million in capital be raised under the Original Purchase Agreements. As a result of the terminations of the two approximately 9% investors and the subsequent terminations of other smaller investors, although the Original Purchase Agreements with other Original Investors did not automatically terminate, the transactions had to be re-structured in order for a closing to occur, since $70 million in capital could no longer be raised.

The Amended Securities Purchase Agreements

We worked with Sandler O’Neill and each of the Lead Investors, the other remaining Original Investors and potential additional investors to restructure the planned capital raise. In light of adverse market conditions and the loss of certain investors from the original investor group, the Company and Sandler O’Neill were not able to replace all of the Original Investors who had terminated their agreements and thereby complete a full $70 million capital raise. We determined that the Company could satisfy the capital requirements of its regulators and its own internal capital needs as a result of improved Company conditions, with a smaller capital raise, so the Company and Sandler O’Neill focused on completing a smaller capital raise with the interested investors. To maximize the aggregate amount invested in the capital raise, each of the Lead Investors agreed to acquire up to 33.3% total equity in us by making a portion of their investments in non-voting stock, as permitted by the Federal Reserve policy statement on private equity investments in bank holding companies. Castle Creek and Stadium determined to acquire securities representing 9.9% and 14.9%, respectively, of the voting Common Stock, and the remainder of their 33.3% total equity investment in the form of Mandatorily Convertible Cumulative Participating Preferred Stock, Series B, no par value (“Series B Preferred Stock”) which would automatically convert into Non-Voting Common Stock at a conversion price of $1.00 per share upon shareholder approval of an amendment to the Company’s Amended and Restated Articles of Incorporation to authorize such Non-Voting Common Stock, and warrants for each of Castle Creek and Stadium exercisable for 850,000 shares of Non-Voting Common Stock at $1.00 per share (or, in the event the Warrants were exercised prior to such shareholder approval, for Series B Preferred Stock at an economically equivalent exercise price).

On January 19, 2012, the Federal Reserve and the applicable Idaho regulators took the steps necessary to allow the restructured capital raise to close. Effective as of January 20, 2012, we entered into securities purchase agreements with respect to the restructured capital raise (the “Purchase Agreements”). On January 23, 2012, the re-structured capital raise closed, resulting in aggregate gross proceeds to the Company of approximately $47.3 million and aggregate net proceeds of approximately $42.2 million after paying transaction costs and expenses. Of the approximately $5.1 million in expenses, we paid approximately $2.4 million as a placement agent fee to Sandler O’Neill, approximately $1.8 million for Company and investor legal fees and expenses, approximately $84 thousand for the fees and expenses of BDO USA, LLP (“BDO”), the Company’s outside audit firm, approximately $661 thousand in investor due diligence costs and approximately $52 thousand in registration and printing costs. Graham & Dunn PC, the Company’s counsel, and BDO have each received fees from the Company during the last three years in their roles as outside counsel and auditors, respectively.

The Purchase Agreements provide the Selling Securityholders with registration rights with respect to the Initial Securities. Among other things, the Purchase Agreements require the Company to file a resale registration statement, or statements if necessary, with respect to the Securities within 60 days of the closing of the sale of the Initial Securities. We have filed the registration statement of which this prospectus is a part in accordance with those registration obligations under the Purchase Agreements.

Under the terms of the Purchase Agreements, we also agreed to conduct a rights offering (the “Rights Offering”) to shareholders who were holders of record on the business day immediately preceding the closing. Such shareholders were offered non-transferable rights (“Rights”) to purchase shares of Common Stock at the same per share purchase price of $1.00 used in the private placements of the Initial Common Shares, for an aggregate offering of $8.7 million. The Selling Securityholders who were not Intermountain shareholders before the closing of the private placements of the Initial Common Shares under the Purchase Agreements were not issued any Rights in the Rights Offering; however, in the event the Rights Offering was undersubscribed, Castle Creek Capital Partners IV, L.P., Stadium Capital Management LLC (and its affiliates), and two other Selling Securityholders were required to purchase on a pro rata basis in a private placement any shares of Common Stock that were not purchased pursuant to the Rights Offering (such shares purchased by such Selling Securityholders are referred to in this prospectus as the “Rights Offering Backstop Shares”). Such Selling Securityholders could, at their option, elect to purchase a like number of shares of Non-Voting Common Stock in lieu of their obligation to purchase all or a part of the shares of Common Stock that they would be obligated to buy pursuant to such backstop. The Rights Offering was completed on May 31, 2012, and the Selling Securityholders referred above purchased a total of 5,150,870 Rights Offering Backstop Shares, 1,703,681 of which were Voting Common Stock and 3,447,189 of which were Non-Voting Common Stock. Participation by legacy Company shareholders in the Rights Offering was higher than anticipated, and the resulting larger number of shares of Common Stock outstanding allowed the Selling Securityholders referred to above to purchase more shares of Voting Common Stock as Rights Offering Backstop Shares than anticipated, while remaining under applicable regulatory levels. The registration statement of which this prospectus is a part has registered such additional shares of Voting Common Stock (247,654) and this prospectus covers such securities as well as all of the securities initially registered.

On May 17, 2012, the Company held its Annual Meeting at which its shareholders approved each of the proposals detailed in its Definitive Proxy Statement, which was filed with the Securities and Exchange Commission on April 19, 2012. At the Annual Meeting, the shareholders approved, among other proposals, the amendment to Intermountain’s Amended and Restated Articles of Incorporation to authorize up to 100,000,000 shares of Non-Voting Common Stock. We filed the amendment to the Articles on May 17, 2012. The amendment permits (i) the conversion of each outstanding share of Series B Preferred Stock into shares of Non-Voting Common Stock, (ii) the exercise of Warrants issued to certain Investors for shares of Non-Voting Common Stock, and (iii) the purchase of Non-Voting Common Stock in a private placement (or the conversion of any Series B Preferred Stock already purchased in such private placement) by the Backstop Investors pursuant to their commitments in the Rights Offering. Upon the conversion to Non-Voting Common Stock, all shares of Series B Preferred Stock ceased to exist and resumed the status of authorized and unissued shares of the Company’s Preferred Stock.

The Offering

The following summary of the offering contains basic information about the offering and the Securities and is not intended to be complete. It does not contain all the information that is important to an investment decision. For a more complete description of the Securities, please refer to the section of this prospectus entitled “Description of Capital Stock.”

Securities we are offering	None

Securities offered by the Selling Securityholders	Up to 1,405,408 shares of Common Stock, the Warrants, up to 170,000 shares of Non-Voting Common Stock, issuable upon exercise of the Warrants, up to 3,839,688 shares of Non-Voting Common Stock, and up to 4,009,688 shares of Common Stock issuable upon conversion of the Non-Voting Common Stock into Common Stock, which can occur only in connection with certain transfers made in accordance with and as permitted by the Board of Governors of the Federal Reserve System.

Shares of Voting Common Stock Outstanding (1)	2,603,606, as of October 29, 2013

Use of proceeds	We will not receive any proceeds from the sale of the shares of Common Stock or Non-Voting Common Stock by the Selling Securityholders. We will, however, receive cash proceeds equal to the total exercise price of any Warrants that are exercised for cash but will receive no cash if and to the extent that Warrants are exercised pursuant to the net, or “cashless,” exercise feature of the Warrants.

Nasdaq Capital Market trading symbol Common Stock	IMCB

Risk factors	An investment in our Securities is subject to risks. Please refer to the information contained under the caption “Risk Factors” and other information included or incorporated by reference in this prospectus for a discussion of factors you should carefully consider before investing in our Securities.

(1)	Shares of voting Common Stock outstanding as of October 29, 2013 does not include shares subject to outstanding and unexercised warrants and options.

RISK FACTORS

An investment in our common stock, no par value (the “Common Stock”) involves certain risks. Before making an investment decision, you should read carefully and consider the risk factors below. You should also refer to other information contained in or incorporated by reference in this prospectus and any applicable prospectus supplement, including our financial statements and the related notes incorporated by reference herein. The risks and uncertainties described below are not the only ones facing our business. Additional risks and uncertainties not presently known to us at this time or that we currently deem immaterial may also materially and adversely affect our business and operations. This prospectus is qualified in its entirety by these risk factors. If any of the events or conditions discussed in the following risk factors actually occurs, our financial condition and results of operations could be materially and adversely affected. If this were to happen, the value of our Common Stock could decline significantly, and you could lose all or part of your investment.

Risks Associated with Our Business

The continued challenging economic environment could have a material adverse effect on our future results of operations or market price of our stock.

The national economy and the financial services sector in particular, are still facing significant challenges. Substantially all of our loans are to businesses and individuals in northern, southwestern and south central Idaho, eastern Washington and southwestern Oregon, markets facing many of the same challenges as the national economy, including continued relatively high levels of unemployment and a slow recovery in commercial and residential real estate. Although some economic indicators are moderately improved both nationally and in the markets we serve, unemployment remains high and there remains substantial uncertainty regarding when and how strongly a sustained economic recovery will occur. A further deterioration in economic conditions in the nation as a whole or in the markets we serve could result in the following consequences, any of which could have an adverse impact, which may be material, on our business, financial condition, results of operations and prospects, and could also cause the market price of our stock to decline:

•	economic conditions may worsen, increasing the likelihood of credit defaults by borrowers;

•	loan collateral values, especially as they relate to commercial and residential real estate, may decline, thereby increasing the severity of loss in the event of loan defaults;

•	nonperforming assets and write-downs of assets underlying troubled credits could adversely affect our earnings;

•	demand for banking products and services may decline, including services for low cost and non-interest-bearing deposits; and

•	changes and volatility in interest rates may negatively impact the yields on earning assets and the cost of interest-bearing liabilities.

Our allowance for loan losses may not be adequate to cover actual loan losses, which could adversely affect our earnings.

We maintain an allowance for loan losses in an amount that we believe is adequate to provide for losses inherent in our loan portfolio. While we strive to carefully manage and monitor credit quality and to identify loans that may be deteriorating, at any time there are loans included in the portfolio that may result in losses, but that have not yet been identified as potential problem loans. Through established credit practices, we attempt to identify deteriorating loans and adjust the loan loss reserve accordingly. However, because future events are uncertain, there may be loans that deteriorate in an accelerated time frame. As a result, future additions to the allowance may be necessary. Because the loan portfolio contains a number of loans with relatively large balances, deterioration in the credit quality of one or more of these loans may require a significant increase to the allowance for loan losses. Future additions to the allowance may also be required based on changes in the financial condition of borrowers, such as have resulted due to the current economic conditions or as a result of actual events turning out differently than forecasted in the assumptions we use to determine the allowance for loan losses. With respect to real estate loans and property taken in satisfaction of such loans (“other real estate owned” or “OREO”), we can be required to recognize significant declines in the value of the underlying real estate collateral or OREO quite suddenly as new appraisals are performed in the normal course of monitoring the credit quality of the loans. There are many factors that can cause the appraised value of real estate to decline, including declines in the general real estate market, changes in methodology applied by the appraiser, and/or using a different appraiser than was used for the prior appraisal. Our ability to recover on real estate loans by selling or disposing of the underlying real estate collateral is adversely impacted by declining appraised values, which increases the likelihood we will suffer losses on defaulted loans beyond the amounts provided for in the allowance for loan losses. This, in turn, could require material increases in our provision for loan losses.

Additionally, federal banking regulators, as an integral part of their supervisory function, periodically review our allowance for loan losses. These regulatory agencies may require us to recognize further loan loss provisions or charge-offs based upon their judgments, which may be different from ours. Any increase in the allowance for loan losses would have a negative effect, which may be material, on our financial condition and results of operations.

In December 2012, the Financial Accounting Standards Board (“FASB”) issued an exposure draft on “Subtopic 825-15 Financial Instruments - Credit Losses” which, if approved as proposed, substantially changes the methodology for calculating the allowance for loan loss. As noted in the exposure draft, “The proposed amendments would require an entity to impair its existing financial assets on the basis of the current estimate of contractual cash flows not expected to be collected on financial assets held at the reporting date. This impairment would be reflected as an allowance for expected credit losses. The proposed amendments would remove the existing “probable” threshold in U.S. generally accepted accounting principles (GAAP) for recognizing credit losses and broaden the range of information that must be considered in measuring the allowance for expected credit losses. More specifically, the estimate of expected credit losses would be based on relevant information about past events, including historical loss experience with similar assets, current conditions, and reasonable and supportable forecasts that affect the expected collectibility of the assets’ remaining contractual cash flows.” The potential impacts of any final proposal approved are still unknown at this time, but the new methodology may require the Company to increase its allowance for loan loss.

Additional provisions for credit loss may be necessary to supplement the allowance for loan and lease losses in the future, which could affect our financial condition.

We have incurred significant losses in recent years. While there has been continued improvement in the quality of our loan portfolio and a corresponding improvement in operating results, economic conditions remain uncertain. As such, significant additional provisions for credit losses may be necessary to supplement the allowance for loan and lease losses in the future, which could cause us to incur a net loss in the future and could adversely affect the price of, and market for, our common stock.

Concentration in real estate loans and any further deterioration in the real estate markets we serve could require material increases in our allowance for loan losses and adversely affect our financial condition and results of operations.

The sluggish recovery of the economy continues to affect our market areas. At December 31, 2012, 60.7% of our loans were secured with real estate as the primary collateral. Any further deterioration or a continued slow recovery in the local economies we serve could have a material adverse effect on our business, financial condition and results of operations due to a weakening of our borrowers’ ability to repay these loans and a decline in the value of the collateral securing them. In light of the continuing effects of the recent economic downturn, real estate values have been significantly affected. As we have experienced, significant declines in real estate collateral can occur quite suddenly as new appraisals are performed in the normal course of monitoring the credit quality of the loan. Significant declines in the value of real estate collateral due to new appraisals can occur due to declines in the real estate market, changes in methodology applied by the appraiser, and/or using a different appraiser than was used for the prior appraisal. Our ability to recover on these loans by selling or disposing of the underlying real estate collateral is adversely impacted by declining real estate values, which increases the likelihood we will suffer losses on defaulted loans secured by real estate beyond the amounts provided for in the allowance for loan losses. This, in turn, could require material increases in our allowance for loan losses and adversely affect our financial condition and results of operations, perhaps materially.

Fluctuating interest rates could adversely affect our profitability and the market value of our investment securities portfolio.

Our profitability is dependent to a large extent upon our net interest income, which is the difference between the interest earned on loans, securities and other interest-earning assets and interest paid on deposits, borrowings, and other interest-bearing liabilities. Because of the differences in maturities and re-pricing characteristics of our interest-earning assets and interest-bearing liabilities, changes in interest rates do not produce equivalent changes in interest income earned on interest-earning assets and interest paid in interest-bearing liabilities. Accordingly, fluctuations in interest rates could adversely affect our net interest margin, and, in turn, our profitability. We manage our interest rate risk within established guidelines and generally seek an asset and liability structure that insulates net interest income from large deviations attributable to changes in market rates. However, our interest rate risk management practices may not be effective in a highly volatile rate environment.

The current unusual interest rate environment poses particular challenges. Market rates are extremely low right now and the Federal Reserve Board has indicated that it will likely maintain low short-term interest rates for the foreseeable future. The Federal Reserve is also purchasing significant amounts of Treasury and Agency bonds in the public market, lowering yields on these instruments and on most other longer-term fixed income instruments as well. This extended period of low rates, when combined with keen competition for high-quality borrowers, may cause additional downward pressure on the yield on the Company’s loan and investment portfolios. In addition, low rates accelerate prepayment rates on our mortgage-backed securities, which also negatively impacts yields. Since the Company’s cost of interest-bearing liabilities is already at record lows, the impact of decreasing asset yields may have a more adverse impact on the Company’s net interest income.

In addition, the current low level of market rates poses risk to the value of our investment securities portfolio, and as a result, our capital levels. Any increase in rates, and particularly a significant increase, will have a negative impact on the market value of the Company’s available-for-sale investment securities portfolio. Since this portfolio is carried at market value on the balance sheet, a reduction in its value will reduce the Company’s capital levels. Alternatively, attempts to mitigate this risk by shortening the duration of the portfolio or purchasing more variable rate securities will have an adverse impact on current earnings, because current yields are low.

Our ability to receive dividends from our banking subsidiary accounts for most of our revenue and could affect our liquidity and ability to pay future dividends.

We are a separate and distinct legal entity from our banking subsidiary, Panhandle State Bank. We receive substantially all of our revenue from dividends from our banking subsidiary. Under normal circumstances, these dividends are the principal source of funds to fund holding company expenses and pay dividends on our common and preferred stock and principal and interest on our outstanding debt. The other primary sources of liquidity for the parent Company are capital or borrowings. Various federal and/or state laws and regulations limit the amount of dividends that the Bank may pay us. For example, Idaho law limits a bank’s ability to pay dividends subject to surplus reserve requirements. Also, our right to participate in a distribution of assets upon a subsidiary’s liquidation or reorganization is subject to the prior claims of the subsidiary’s creditors. Limitations on our ability to receive dividends from our subsidiary could have a material adverse effect on our liquidity and on our ability to pay future dividends on common or preferred stock. Additionally, if our subsidiary’s earnings are not sufficient to make dividend payments to us while maintaining adequate capital levels, we may not be able to make future dividend payments to our common and preferred shareholders or principal and interest payments on our outstanding debt.

As of the date of this prospectus, we are current on our dividend payments on our trust preferred securities and Fixed Rate Cumulative Perpetual Preferred Stock, Series A (the “Series A Preferred Stock”). However, in the future, if we do not make payments on our trust preferred securities for over 20 consecutive quarters, we could be in default under those securities.

A tightening of credit markets and liquidity risk could adversely affect our business, financial condition and results of operations.

A tightening of the credit markets or any inability to obtain adequate funds for continued loan growth at an acceptable cost could negatively affect our asset growth and liquidity position and, therefore, our earnings capability. In addition to core deposit growth, maturity of investment securities and loan payments, the Bank also relies on alternative funding sources including unsecured borrowing lines with correspondent banks, borrowing lines with the Federal Home Loan Bank and the Federal Reserve Bank, public time certificates of deposits and out of area and brokered time certificates of deposit. Our ability to access these sources could be impaired by deterioration in our financial condition as well as factors that are not specific to us, such as a disruption in the financial markets or negative views and expectations for the financial services industry or serious dislocation in the general credit markets. In the event such disruption should occur, our ability to access these sources could be negatively affected, both as to price and availability, which would limit, and/or potentially raise the cost of, the funds available to the Company.

The FDIC has increased insurance premiums and imposed special assessments to rebuild and maintain the federal deposit insurance fund, and any additional future premium increases or special assessments could have a material adverse effect on our business, financial condition and results of operations.

The Dodd-Frank Act broadened the base for FDIC insurance assessments and assessments are now based on the average consolidated total assets less tangible equity capital of a financial institution. In addition, the Dodd-Frank Act established 1.35% as the minimum deposit insurance fund reserve ratio. The FDIC has determined that the fund reserve ratio should be 2.0% and has adopted a plan under which it will meet the statutory minimum fund reserve ratio of 1.35% by the statutory deadline of September 30, 2020. The Dodd-Frank Act requires the FDIC to offset the effect on institutions with assets less than $10 billion of the increase in the statutory minimum fund reserve ratio to 1.35% from the former statutory minimum of 1.15%. As a result, the deposit insurance assessments to be paid by the Company could increase as a result.

On February 7, 2011, the FDIC issued final rules, effective April 1, 2011, implementing changes to the assessment rules resulting from the Dodd-Frank Act. The adopted regulations: (1) modify the definition of an institution’s deposit insurance assessment base; (2) alter certain adjustments to the assessment rates; (3) revise the assessment rate schedules in light of the new assessment base and altered adjustments; and (4) provide for the automatic adjustment of the assessment rates in the future when the reserve ratio reaches certain milestones.

Despite the FDIC’s actions to restore the deposit insurance fund, the fund will suffer additional losses in the future due to failures of insured institutions. There may be additional significant deposit insurance premium increases, special assessments or prepayments in order to restore the insurance fund’s reserve ratio. Any significant premium increases or special assessments could have a material adverse effect on the Company’s financial condition and results of operations.

The expiration of unlimited FDIC insurance on certain noninterest-bearing transaction accounts may increase our interest expense and reduce our liquidity.

On December 31, 2012, unlimited FDIC insurance on certain noninterest-bearing transaction accounts under the Transaction Account Guarantee (“TAG”) program expired. Prior to its expiration, all funds under TAG in a noninterest-bearing transaction account were insured in full by the FDIC from December 31, 2010, through December 31, 2012. This temporary unlimited coverage was in addition to, and separate from, the coverage of at least $250,000 available to depositors under the FDIC’s general deposit insurance rules. The reduction in FDIC insurance on these noninterest-bearing transaction accounts to the standard $250,000 maximum may cause depositors to move funds previously held in such noninterest-bearing accounts to interest-bearing accounts, which could increase our costs of funds and negatively impact our results of operations, or may cause depositors to withdraw their deposits and invest funds in investments perceived as being more secure. This could reduce the Company’s liquidity, or require us to pay higher interest rates to retain deposits in order to maintain our liquidity and could adversely affect the Company’s earnings.

We may be required, in the future, to recognize impairment with respect to investment securities, including the FHLB stock we hold.

Our available-for-sale securities portfolio has grown to $280.2 million at December 31, 2012 or 28.8% of our assets from $219 million at December 31, 2011 or 23.4% of our assets. This increase is principally because of the investment of the proceeds of our recent stock offering. Our securities portfolio contains whole loan private mortgage-backed securities and currently includes securities with unrecognized losses. The national downturn in real estate markets and elevated mortgage delinquency and foreclosure rates have increased credit losses in the portfolio of loans underlying these securities and resulted in substantial discounts in their market values. Any further deterioration in the loans underlying these securities and resulting market discounts could lead to other-than-temporary impairment in the value of these investments. We evaluate the securities portfolio for any other-than-temporary impairment each reporting period, as required by generally accepted accounting principles, and as of December 31, 2012, two securities had been determined to be other than temporarily impaired (“OTTI”), with the cumulative impairment totaling $3.5 million. Of this $3.5 million, $1.9 million has been recognized as a credit loss through the Company’s income statement since the determination of OTTI. The remaining $1.6 million has been recognized in other comprehensive income. Future evaluations of our securities portfolio may require us to recognize additional impairment charges with respect to these and other holdings. For example, it is possible that government-sponsored programs to allow mortgages to be refinanced to lower rates could materially adversely impact the yield on our portfolio of mortgage-backed securities, since a significant portion of our investment portfolio is composed of such securities.

In addition, as a condition to membership in the Federal Home Loan Bank of Seattle (“FHLB”), we are required to purchase and hold a certain amount of FHLB stock. Our stock purchase requirement is based, in part, upon the outstanding principal balance of advances from the FHLB. At December 31, 2012, we had stock in the FHLB of Seattle totaling $2.3 million. The FHLB stock held by us is carried at cost and is subject to recoverability testing under applicable accounting standards. The FHLB has discontinued the repurchase of its stock and discontinued the distribution of dividends. As of December 31, 2012, we did not recognize an impairment charge related to our FHLB stock holdings. However, future negative changes to the financial condition of the FHLB may require us to recognize an impairment charge with respect to FHLB stock.

Recent levels of market volatility were unprecedented and we cannot predict whether they will return.

The capital and credit markets have been experiencing volatility and disruption from time-to-time over the last several years, at times reaching unprecedented levels. In some cases, the markets have produced downward pressure on stock prices and credit availability for certain companies without regard to those companies’ underlying financial strength. If similar levels of market disruption and volatility return, we may experience various adverse effects, which may be material, on our ability to access capital and on our business, financial condition and results of operations.

We operate in a highly regulated environment and we cannot predict the effects of recent and pending federal legislation.

We are subject to extensive regulation, supervision and examination by federal and state banking authorities. As a publicly traded company, we are subject to regulation by the Securities and Exchange Commission. In addition, we began trading our stock on the NASDAQ stock exchange on January 9, 2013 and will be subject to additional regulations. Any change in applicable regulations or federal, state or local legislation, or in policies or interpretations or regulatory approaches to compliance and enforcement, income tax laws and accounting principles, could have a substantial impact on us and our operations. Changes in laws and regulations may also increase our expenses by imposing additional fees or taxes or restrictions on our operations. Additional legislation and regulations that could significantly affect our powers, authority and operations may be enacted or adopted in the future, which could have a material adverse effect on our financial condition and results of operations. Failure to appropriately comply with any such laws, regulations or principles could result in sanctions by regulatory agencies or damage to our reputation, all of which could adversely affect our business, financial condition or results of operations.

In that regard, sweeping financial regulatory reform legislation was enacted in July 2010. Among other provisions, the legislation (i) created a new Bureau of Consumer Financial Protection with broad powers to regulate consumer financial products such as credit cards and mortgages, (ii) created a Financial Stability Oversight Council comprised of the heads of other regulatory agencies, (iii) will lead to new capital requirements from federal banking agencies, (iv) places new limits on electronic debit card interchange fees, and (v) requires the Securities and Exchange Commission and national stock exchanges to adopt significant new corporate governance and executive compensation reforms.

The third installment of the Basel Accords (the “Basel III”) for U.S. financial institutions is expected to be phased in between 2013 and 2019. Basel III sets forth more robust global regulatory standards on capital adequacy, qualifying capital instruments, leverage ratios, market liquidity risk, and stress testing, which may be stricter than standards currently in place. The implementation of these new standards could have an adverse impact on our financial position and future earnings due to, among other things, the increased minimum Tier 1 capital ratio requirements that will be implemented.

The new legislation and regulations are expected to increase the overall costs of regulatory compliance.

Further, regulators have significant discretion and authority to prevent or remedy unsafe or unsound practices or violations of laws or regulations by financial institutions and holding companies in the performance of their supervisory and enforcement duties. Recently, these powers have been utilized more frequently due to the serious national, regional and local economic conditions we are facing. The exercise of regulatory authority may have a negative impact on our financial condition and results of operations. Additionally, our business is affected significantly by the fiscal and monetary policies of the U.S. federal government and its agencies, including the Federal Reserve Board.

We cannot predict the full effects of recent legislation or the various other governmental, regulatory, monetary and fiscal initiatives which have been and may be enacted on the financial markets generally, or on the Company and on the Bank specifically. The terms and costs of these activities, or the failure of these actions to help stabilize the financial markets, asset prices, market liquidity and a continuation or worsening of current financial market and economic conditions could materially and adversely affect our business, financial condition, results of operations, and the trading price of our common stock.

Changes in accounting standards could materially impact our financial statements.

From time to time the Financial Accounting Standards Board and the SEC change the financial accounting and reporting standards that govern the preparation of our financial statements. These changes can be very difficult to predict and can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retroactively, resulting in our restating prior period financial statements.

Fluctuations in interest rates on loans could adversely affect our business.

Significant increases in market interest rates on loans, or the perception that an increase may occur, could adversely affect both our ability to originate new loans and our ability to grow. Conversely, decreases in interest rates could result in an acceleration of loan prepayments. An increase in market interest rates could also adversely affect the ability of our floating-rate borrowers to meet their higher payment obligations. If this occurred, it could cause an increase in nonperforming assets and charge offs, which could adversely affect our business, financial condition and results of operations.

We face strong competition from financial services companies and other companies that offer banking services.

The banking and financial services businesses in our market area are highly competitive and increased competition may adversely impact the level of our loans and deposits. Ultimately, we may not be able to compete successfully against current and future competitors. These competitors include national banks, foreign banks, regional banks, and other community banks. We also face competition from many other types of financial institutions, including finance companies, brokerage firms, insurance companies, credit unions, and other financial intermediaries. In particular, our competitors include both major financial companies whose greater resources may afford them a marketplace advantage by enabling them to maintain numerous locations and mount extensive promotional and advertising campaigns, and credit unions, whose tax-advantaged status allow them to compete aggressively. Areas of competition include interest rates for loans and deposits, efforts to obtain loan and deposit customers, and a range in quality of products and services provided, including new technology-driven products and services. If we are unable to attract and retain banking customers, we may be unable to maintain or grow our loans or deposits.

We may not be able to successfully implement our internal growth strategy.

Over the long-term, we have pursued and intend to continue to pursue an internal growth strategy, the success of which will depend primarily on generating an increasing level of loans and deposits at acceptable risk levels and terms without proportionate increases in non-interest expenses. We may not be successful in implementing our internal growth strategy. Furthermore, the success of our growth strategy will depend on maintaining sufficient regulatory capital levels and on favorable economic conditions in our market areas.

Certain built-in losses could be limited since we experienced an ownership change, as defined in the Internal Revenue Code.

Certain of our assets, such as loans, may have built-in losses to the extent the basis of such assets exceeds fair market value. Section 382 of the Internal Revenue Code (“IRC”) may limit the benefit of these built-in losses that exist at the time of an “ownership change.” A Section 382 “ownership change” occurs if a shareholder or a group of shareholders, who are deemed to own at least 5% of our common stock, increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. If an “ownership change” occurs, Section 382 imposes an annual limit on the amount of recognized built-in losses we can use to reduce our taxable income equal to the product of the total value of our outstanding equity immediately prior to the “ownership change” and the federal long-term tax-exempt interest rate in effect for the month of the “ownership change.” A number of special rules apply to calculating this limit. The limitations contained in Section 382 apply for a five-year period beginning on the date of the “ownership change” and any recognized built-in losses that are limited by Section 382 may be carried forward and reduce our future taxable income for up to 20 years, after which they expire. The completion of our $47.3 million capital raise constituted an “ownership change”, which may cause the annual limit of Section 382 to defer our ability to use some, or all, of the built-in losses to offset taxable income. We are still calculating the potential impacts of the “ownership change”.

Unexpected losses, our inability to successfully implement our tax planning strategies in future reporting periods, or IRS Section 382 limitations resulting from the successful completion of the recent capital raise may either restrict our ability to release the existing valuation allowance against our deferred income tax assets or require us to increase the valuation allowance in the  future.

We evaluate our deferred income tax assets for recoverability based on all available evidence. This process involves significant management judgment about assumptions that are subject to change from period to period based on changes in tax laws, our ability to successfully implement tax planning strategies, or variances between our future projected operating performance and our actual results. We are required to establish a valuation allowance for deferred income tax assets if we determine, based on available evidence at the time the determination is made, that it is more likely than not that some portion or all of the deferred income tax assets may not be realized. In determining the more-likely-than-not criterion, we evaluate all positive and negative available evidence as of the end of each reporting period. In this regard, we maintained a valuation allowance for deferred income tax assets of $8.5 million at the end of 2012. Future adjustments to the deferred income tax asset valuation allowance, if any, will be determined based upon changes in the expected realization of the net deferred income tax assets. The realization of the deferred income tax assets ultimately depends on the existence of sufficient taxable income in either the carryback or carryforward periods under the tax law.

The recoverability of tax benefits resulting from net operating loss carryforwards will be limited by the sale of securities pursuant to the Purchase Agreements, because such sale caused an “ownership change”, as defined in IRC Section 382. In addition, risk based capital rules require a regulatory calculation evaluating the Company’s deferred income tax asset balance for realization against estimated pre-tax future income and net operating loss carry backs. Under the rules of this calculation and due to significant estimates utilized in establishing the valuation allowance and the potential for changes in facts and circumstances, it is reasonably possible that we will be required to record adjustments to the valuation allowance in future reporting periods that would materially reduce our risk based capital ratios. Such a charge could also have a material adverse effect on our results of operations, financial condition and capital position.

As noted above, based on the composition of the investors, the completion of the $47.3 million capital raise triggered Section 382 limitations on the amount of tax benefit from net operating losses and other carryforwards that the Company can claim annually. These anticipated IRC Section 382 limitations will impact the amount and timing of the recapture of the valuation allowance, the calculation of which is dependent on the level of market interest rates and the fair value of the Company’s balance sheet at the time the capital raise closed.

We are subject to a variety of operational risks, including reputational risk, legal risk and compliance risk, and the risk of fraud or theft by employees or outsiders, which may adversely affect our business and results of operations.

We are exposed to many types of operational risks, including reputational risk, legal and compliance risk, the risk of fraud or theft by employees or outsiders, and unauthorized transactions by employees or operational errors, including clerical or record-keeping errors or those resulting from faulty or disabled computer or telecommunications systems.

If personal, non-public, confidential or proprietary information of customers in our possession were to be mishandled or misused, we could suffer significant regulatory consequences, reputational damage and financial loss. Such mishandling or misuse could include, for example, if such information were erroneously provided to parties who are not permitted to have the information, either by fault of our systems, employees, or counterparties, or where such information is intercepted or otherwise inappropriately taken by third parties.

Because the nature of the financial services business involves a high volume of transactions, certain errors may be repeated or compounded before they are discovered and successfully rectified. Our necessary dependence upon automated systems to record and process transactions and our large transaction volume may further increase the risk that technical flaws or employee tampering or manipulation of those systems will result in losses that are difficult to detect. We also may be subject to disruptions of our operating systems arising from events that are wholly or partially beyond our control (for example, computer viruses or electrical or telecommunications outages, or natural disasters, disease pandemics or other damage to property or physical assets) which may give rise to disruption of service to customers and to financial loss or liability. We are further exposed to the risk that our external vendors may be unable to fulfill their contractual obligations (or will be subject to the same risk of fraud or operational errors by their respective employees as we are) and to the risk that we (or our vendors’) business continuity and data security systems prove to be inadequate. The occurrence of any of these risks could result in a diminished ability of us to operate our business (for example, by requiring us to expend significant resources to correct the defect), as well as potential liability to clients, reputational damage and regulatory intervention, which could adversely affect our business, financial condition and results of operations, perhaps materially.

A failure in or breach of our operational or security systems, or those of our third party service providers, including as a result of cyber-attacks, could disrupt our business, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs and cause losses.

As a financial institution, the Company’s operations rely heavily on the secure processing, storage and transmission of confidential and other information on our computer systems and networks. Any failure, interruption or breach in security or operational integrity of these systems could result in failures or disruptions in our online banking system, customer relationship management, general ledger, deposit and loan servicing and other systems. The security and integrity of our systems could be threatened by a variety of interruptions or information security breaches, including those caused by computer hacking, cyber-attacks, electronic fraudulent activity or attempted theft of financial assets. We cannot assure you that any such failures, interruption or security breaches will not occur, or if they do occur, that they will be adequately addressed. While we have certain protective policies and procedures in place, the nature and sophistication of the threats continue to evolve. The Company may be required to expend significant additional resources in the future to modify and enhance our protective measures.

Additionally, we face the risk of operational disruption, failure, termination or capacity constraints of any of the third parties that facilitate our business activities, including exchanges, clearing agents, clearing houses or other financial intermediaries. Such parties could also be the source of an attack on, or breach of, our operational systems.

Two examples highlight the risk and exposure currently facing the Company and all financial institutions:

•	In 2012, the computer system of one of the Company’s customers was hacked into and the online banking system compromised. As a result, the hacker was able to electronically deposit fraudulent funds into the account and simultaneously electronically withdraw those funds. While the Company was able to recover most of the funds, the Company recorded a loss as a result of the breach of the customer’s computer. In response, the Company further tightened its online banking system security by installing and implementing additional security technology, resulting in additional costs and more complex customer processing requirements.

•	As is currently common in the industry, the Company is also frequently notified by its own third-party providers and other unaffiliated data networks of potential breaches of customer’s debit and credit card account information. In some cases, only the account number is breached, and in others, more detailed and specific identifying information is released. Depending on the type of information that is released, the Company informs the impacted customers, closes the impacted accounts, and/or provides recommendations on other potential actions customers can take. The actions taken result in added cost for the Company and its customers, and may negatively impact the reputation of the Company and the broader financial industry.

As highlighted in the examples above, any failures, interruptions or security breaches in our information systems could damage our reputation, result in a loss of customer business, result in a violation of privacy or other laws, or expose us to civil litigation, regulatory fines or losses not covered by insurance.

As a result of the transactions completed by the securities purchase agreements with certain investors (“Purchase Agreements”), Castle Creek Capital Partners IV, L.P. (“Castle Creek”) and affiliates of Stadium Capital Management LLC (“Stadium”) became substantial holders of our Common Stock.

Upon the completion of the transactions contemplated by the Purchase Agreements, Castle Creek and Stadium each became holders of a 33.3% ownership interest, and 9.9% and 14.9% voting interest, respectively, in Intermountain (after giving effect to the exercise of certain warrants issued thereby). Stadium has a representative on our board and each has the right to an observer and has a representative on the Bank’s Board of Directors. Although Castle Creek and Stadium each entered into certain passivity agreements with the Federal Reserve in connection with their investments in us, Castle Creek and Stadium each have substantial influence over our corporate policy and business strategy. In pursuing their economic interests, Castle Creek and Stadium may have interests that are different from the interests of our other shareholders.

Resales of our Common Shares in the public market may cause the market price of our Common Shares to fall.

We issued a large number of shares of Common Stock and securities that have converted into Non-Voting Common Stock to the Investors pursuant to the Purchase Agreements. The Investors have certain registration rights with respect to the shares of Common Stock held by them. The registration rights for certain Investors will allow them to sell their shares without compliance with the volume and manner of sale limitations under Rule 144 promulgated under the Securities Act. The market value of our Common Stock could decline as a result of sales by the Investors from time to time of a substantial amount of the shares of Common Stock held by them.

The Dividend Rate on the Series A Preferred Stock will increase from 5% to 9% in December, 2013.

The dividend rate on the Company’s Series A Preferred Stock will increase from 5% to 9% in December, 2013, unless the Company redeems the stock in full prior to that time. The Company is exploring various options to redeem the outstanding shares, but there is no guarantee that it will be successful in doing so prior to the dividend increase date.

Certain provisions in our Articles of Incorporation could make a third party acquisition of us difficult.

Our Articles of Incorporation contain provisions that could make it more difficult for a third party to acquire us by means of a tender offer, a proxy contest, merger or otherwise (even if doing so would be beneficial to our shareholders) and for holders of our common stock to receive any related takeover premium for their common stock. These provisions may have the effect of lengthening the time required for a person to acquire control of us through a tender offer, a proxy contest, merger or otherwise, and may deter any potentially hostile offers or other efforts to obtain control of us. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock.

Because of our participation in TARP, we are subject to restrictions on compensation paid to our executives.

Pursuant to the terms of the TARP Capital Purchase Program, we are subject to regulations on compensation and corporate governance for the period during which the U.S. Treasury holds our Series A Preferred Stock. These regulations require us to adopt and follow certain procedures and to restrict the compensation we can pay to key employees. Key impacts of the regulations on us include, among other things:

•	ensuring that incentive compensation for senior executives does not encourage unnecessary and excessive risks that threaten the value of Intermountain;

•	a prohibition on cash incentive bonuses to our five most highly-compensated employees, subject to limited exceptions;

•	a prohibition on equity compensation awards to our five most highly-compensated employees other than long-term restricted stock that cannot be sold, other than to pay related taxes, except to the extent the Treasury no longer holds the Series A Preferred Stock;

•	a prohibition on any severance or change-in-control payments to our senior executive officers and next five most highly-compensated employees;

•	a required recovery or “clawback” of any bonus or incentive compensation paid to a senior executive officer or any of the next twenty most highly compensated employees based on financial or other performance criteria that are later proven to be materially inaccurate; and

•	an agreement not to deduct for tax purposes annual compensation in excess of $500,000 for each senior executive officer.

The combined effect of these restrictions may make it more difficult to attract and retain key executives and employees, and the change to the deductibility limit on executive compensation may increase the overall cost of our compensation programs in future.

Risks Associated with this Offering, Our Common Stock and our Non-Voting Common Stock

The market for our Common Stock historically has experienced significant price and volume fluctuations.

The market for our Common Stock historically has experienced and may continue to experience significant price and volume fluctuations similar to those experienced by the broader stock market in recent years. Generally, the fluctuations experienced by the broader stock market have affected the market prices of securities issued by many companies for reasons unrelated to their operating performance and may adversely affect the price of our Common Stock. In addition, our announcements of our quarterly operating results, changes in general conditions in the economy or the financial markets and other developments affecting us, our affiliates or our competitors could cause the market price of our Common Stock to fluctuate substantially.

We have not paid dividends on our Common Stock historically, and we do not expect to pay dividends in the foreseeable future.

We have not paid cash dividends historically, nor do we expect to pay cash dividends in the foreseeable future. The principal source of the Company’s cash is from dividends received from the Bank, which are subject to government regulation and limitations. Regulatory authorities may prohibit banks and bank holding companies from paying dividends in a manner that would constitute an unsafe or unsound banking practice or would reduce the amount of capital below that necessary to meet minimum applicable regulatory capital requirements. Idaho law also limits a bank’s ability to pay dividends subject to surplus reserve requirements. In light of the Bank’s prior losses and resultant negative retained earnings, any dividends from the Bank to the Company would need prior approval of the Idaho Department of Finance.

The sale of the Securities registered in this offering may cause the market price of our Common Stock to decline.

The Securities registered in this offering have been freely tradable since the effectiveness of a registration statement relating to this offering. The sale of a significant amount of Securities registered in this offering (whether Common Stock or Warrants) at any given time could cause the trading price of our Common Stock to decline and be highly volatile.

We may pursue additional capital in the future, which could dilute the holders of our outstanding Common Stock and Non-Voting Common Stock and may adversely affect the market price of our Common Stock and Non-Voting Common Stock.

Although we completed a significant capital raise in 2012, in the current economic environment we believe it is prudent to consider alternatives for raising capital when opportunities to raise capital at attractive prices present themselves, in order to further strengthen our capital and better position ourselves to take advantage of opportunities that may arise in the future. Such alternatives may include issuance and sale of Common Stock or Preferred Stock, or borrowings by the Company, with proceeds contributed to the Bank. Any such capital raising alternatives could dilute the holders of our outstanding Common Stock and Non-Voting Common Stock and may adversely affect the market price of our common stock.

The Non-Voting Common Stock has limited voting rights.

Holders of the Non-Voting Common Stock will not receive any voting rights, including the right to elect any directors, other than limited voting rights as required by law and with respect to matters significantly and adversely affecting the rights and privileges of the Non-Voting Common Stock.

Our Common Stock and Non-Voting Common Stock are equity and therefore are subordinate to our indebtedness and Preferred Stock.

Shares of our Common Stock and Non-Voting Common Stock are equity interests in the Company and do not constitute indebtedness. As such, shares of our Common Stock and Non-Voting Common Stock will rank junior to all indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, holders of our Common Stock and Non-Voting Common Stock are subject to the prior dividend and liquidation rights of any holders of our Preferred Stock then outstanding.

Risks Associated with Our Series A Preferred Stock

Our Series A Preferred Stock diminishes the net income available to holders of our Common Stock and earnings per common share.

The dividends accrued on the Series A Preferred Stock issued pursuant to TARP reduce the net income available to holders of our Common Stock and our earnings per common share. The Series A Preferred Stock is cumulative, which means that any dividends not declared or paid will accumulate and will be payable when the payment of dividends is resumed. The dividend rate on the Series A Preferred Stock will increase from 5% to 9% per annum five years after its original issuance, or December 2013, if not earlier redeemed. If we are unable to redeem the Series A Preferred Stock prior to the date of this increase, the cost of capital to us will increase substantially. Depending on our financial condition at the time, this increase in the Series A Preferred Stock annual dividend rate could have a material adverse effect on our earnings available to holders of our Common Stock and could also adversely affect our ability to pay dividends on our common shares. Shares of Series A Preferred Stock will also receive preferential treatment in the event of the liquidation, dissolution or winding up of the Company.

Finally, the terms of the Series A Preferred Stock allow the U.S. Treasury to impose additional restrictions, including those on dividends and including unilateral amendments required to comply with changes in applicable federal law. Under the terms of the Series A Preferred Stock, our ability to declare or pay dividends on any of our shares is limited. Specifically, we are unable to declare dividend payments on common, junior preferred or pari passu preferred shares if we are in arrears on the dividends on the Series A Preferred Stock.

Holders of the Series A Preferred Stock have certain voting rights that may adversely affect holders of our Common Stock, and the holders of the Series A Preferred Stock may have interests different from holders of our Common Stock.

In the event that we do not pay dividends on the Series A Preferred Stock for a total of at least six quarterly dividend periods (whether or not consecutive), the authorized number of directors of the Company shall automatically be increased by two and the U.S. Treasury will have the right to appoint two directors to our board of directors until all accrued but unpaid dividends have been paid. Otherwise, except as required by law, holders of the Series A Preferred Stock have limited voting rights. So long as shares of Series A Preferred Stock are outstanding, in addition to any other vote or consent of shareholders required by law or our Articles of Incorporation, the vote or consent of holders of at least 66 2/3% of the shares of Series A Preferred Stock outstanding is required for:

•	any authorization or issuance of shares ranking senior to the Series A Preferred Stock;

•	any amendments to the rights of the Series A Preferred Stock so as to adversely affect the rights, preferences, privileges or voting power of the Series A Preferred Stock; or

•	consummation of any merger, share exchange or similar transaction unless the shares of Series A Preferred Stock remain outstanding, or if we are not the surviving entity in such transaction, are converted into or exchanged for preference securities of the surviving entity and the shares of Series A Preferred Stock remaining outstanding or such preference securities have the rights, preferences, privileges and voting power of the Series A Preferred Stock.

The holders of the Series A Preferred Stock, including the U.S. Treasury, may have different interests from the holders of our common stock, and could vote to block the foregoing transactions, even when considered desirable by, or in the best interests of, the holders of our common stock.

The Series A Preferred Stock is equity and is subordinate to our existing and future indebtedness.

Our Series A Preferred Stock are equity interests in the Company and do not constitute indebtedness. As such, shares of our Series A Preferred Stock will rank junior to all indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company.

Risks Associated with the Warrants

Because the Warrants are exercisable for Non-Voting Common Stock, you should read the preceding discussion of risks related to ownership of our Non-Voting Common Stock. See “—Risks Associated with Our Common Stock and our Non-Voting Common Stock.” Ownership of the Warrants involves additional risks, including but not limited to the following:

The Warrants are a new class of securities and an active trading market for them may not develop.

The Warrants are complex financial instruments, there is no public market for any of the Warrants, and we have no plans to obtain a listing of the Warrants on any securities exchange. There is no guarantee that a secondary trading market will develop for the Warrants or, if such a market does develop, that it would provide sufficient liquidity to allow you to trade and sell the Warrants or any portion thereof easily.

The Warrants are a risky investment. You may not be able to recover the value of your investment in the Warrants, and the Warrants may expire worthless.

There is no assurance that the trading price of our Non-Voting Common Stock will exceed the exercise price of the Warrants or the price required for you to achieve a positive return on your investment.

Holders of the Warrants will have no rights as a common stockholder, until they exercise the Warrants and acquire the underlying Non-Voting Common Stock.

Until you acquire the shares of Non-Voting Common Stock, upon exercise of the Warrants, you will have no rights with respect to our Non-Voting Common Stock, if applicable, including rights to dividend payments or voting rights.

USE OF PROCEEDS

We will receive no proceeds from shares of Common Stock and Non-Voting Common Stock sold by the Selling Securityholders. A portion of the shares of Non-Voting Common Stock covered by this prospectus are issuable upon exercise of Warrants issued to two of the Selling Securityholders. The exercise price of the outstanding Warrants is $10.00 per share. Any exercise of the Warrants may be on a cashless basis, in which case we would not receive any cash payment upon exercise. However, the Warrants may also be exercised by the holder paying us the exercise price in cash. To the extent we receive proceeds from any cash exercise of the Warrants, we may use such proceeds for general corporate purposes or may contribute a portion of the proceeds to the Bank.

SELLING SECURITYHOLDERS

When we refer to the “Selling Securityholders” in this prospectus, we mean the persons listed in the tables below. The Selling Securityholders may from time to time offer and sell any or all of the Securities set forth below pursuant to this prospectus. We do not know when or in what amounts the Selling Securityholders may offer Securities for sale. It is possible that the Selling Securityholders will not sell any or all of the shares offered under this prospectus.

The Selling Securityholders initially acquired the Securities covered by this prospectus (other than shares of Non-Voting Common Stock (i) that are now issuable upon exercise of the Warrants, (ii) that were issued upon the conversion of the Series B Preferred Stock, or (iii) that were issued pursuant to their commitments to backstop the Rights Offering, as applicable ) on January 23, 2012 upon the closing of the capital raise described in the Section “Prospectus Summary” above under “Background of the Issuance of the Securities.” The Selling Securityholders may, at any time and from time to time, offer and sell pursuant to this prospectus any or all of the Securities in any type of transaction as more fully described in “—Plan of Distribution.”

Except as set forth below under “—Board Representation and Board Observer Rights of Certain Selling Securityholders” and other than with respect to acquisition of the Securities from us, none of the Selling Securityholders has, or within the past three years has had, any position, office, or other material relationship with us.

As mentioned in “—Plan of Distribution,” in offering the Securities covered by this prospectus, the Selling Securityholders (and any brokers, dealers or agents that participate in the distribution of Securities) may be deemed to be “underwriters” within the meaning of the Securities Act.

Board Representation and Board Observer Rights of Certain Selling Securityholders

In connection with the January 23, 2012 capital raise, Selling Securityholders affiliated with Stadium Capital Management, LLC (“Stadium”) obtained the right to representation on our board of directors and on the board of directors of the Bank, with an ongoing contractual right to board representation. Another Selling Security Holder, JRF, LLC (“JRF”), obtained the right to representation on our board of directors and on the board of directors of the Bank, without an ongoing contractual right to board representation. Specifically, these two Selling Securityholders are entitled to nominate one person to be elected or appointed to our board of directors (and the board of directors of the Bank) subject to receipt of applicable regulatory approvals, satisfaction of all legal and governance requirements regarding service as a director of the Company and the Bank and the reasonable approval of the Nominating Committee of our Board and the Bank’s Board. In that connection, Stadium nominated John L. Welborn and JRF nominated Russell John Kubiak, Jr., and each was appointed a director of the Company and the Bank effective January 23, 2012.

In addition, another Selling Securityholder, Castle Creek Capital Partners IV, LP (“Castle Creek”) has been granted the same board representation rights as Stadium as described in the immediately preceding paragraph. However, at this time Castle Creek has elected to have a representative on the board of directors of the Bank only. Effective as of January 23, 2012, Castle Creek nominated John T. Pietrzak to serve as a director of the Bank.

So long as each of Castle Creek and Stadium holds at least 5% of all outstanding shares of our Common Stock (counting for such purposes all shares of Common Stock for which securities by such Selling Securityholder are directly or indirectly convertible or exercisable, and excluding as shares owned and outstanding shares of Common Stock issued by us after the closing date, other than as contemplated by the Securities Purchase Agreements), and should such Selling Securityholder choose to elect to exercise its right to board representation on our board of directors, we will be required to recommend to our shareholders the election of such Selling Securityholder’s board representative at our annual meeting, subject to satisfaction of all legal and governance requirements regarding service as a director of the Company and to the reasonable approval of the Nominating Committee and the Board. In addition, for so long as each of Castle Creek and Stadium is entitled to a board representative but do not have a board representative serving on our board of directors, each will be entitled to designate one board observer subject to applicable legal requirements.

At the option of Stadium and JRF’s respective board representatives, we will cause the respective representative to be appointed to any two of three of the following board committees: our Compensation, Nominating and Risk Management Committees, in each case so long as the board representative qualifies to serve on such committees under applicable stock exchange listing standards and our corporate governance guidelines and the charters of such committees. Such representatives will also have the right to be appointed to equivalent committees of the Bank’s board of directors, as will Castle Creek’s representative to the Bank’s board of directors.

Securities Covered by this Prospectus Held by Selling Securityholders

The following table sets forth a list of the Selling Securityholders and their ownership of Securities to be offered pursuant to this prospectus.

Ramat Securities Ltd. has indicated that it is a broker-dealer and, therefore, is deemed an underwriter in this offering. Some of the Selling Stockholders are affiliates of broker-dealers. Two Selling Securityholders, John Hancock Bank & Thrift Opportunities Fund and Castle Creek are affiliates of broker-dealers. Both have indicated (i) that they purchased the shares being registered for resale in the ordinary course of business and (ii) that at the time of the purchase, they had no agreements or understandings, directly or indirectly, with any person to distribute the securities. We do not know when or in what amounts the Selling Securityholders may offer Securities for sale. It is possible that the Selling Securityholders will not sell any or all of the Securities offered under this prospectus. Because the Selling Securityholders may offer all or some of the Securities pursuant to this prospectus, we cannot estimate the number of Securities that will be held by the Selling Securityholders after completion of the offering. For purposes of the tables below, we have assumed that Selling Securityholders would sell all of the Securities held by them and therefore would hold no Securities following the offering and hold zero percentage of the Securities following the offering, other than shares of Common Stock that certain Selling Securityholders informed us they previously owned or acquired independently of the January 23, 2012 capital raise and are not including for resale in this offering. Except as stated in the footnotes, each Selling Securityholder has requested that their full allotment of Securities be registered for resale in this offering. The information set forth below is based on information provided by the Selling Securityholders as of May 16, 2012, adjusted to reflect (i) the number of shares of Non-Voting Common Stock purchased by the Selling Securityholders as Rights Offering Backstop Shares, and (ii) the effect of the Company’s 10-for-1 reverse stock split, which was effective October 5, 2012.

Common Stock and Non-Voting Common Stock

Name of Selling Securityholder (1)	Common Stock (2)						Non-Voting Common Stock (3)(4)
	Shares of Common Stock Owned prior to 2012 Capital Raise	Shares of Common Stock Acquired in 2012 Capital Raise	Number of Shares of Common Stock purchased pursuant to Backstop Commitment	Maximum Number of Shares Owned Pre- Offering	Maximum Number of Shares Being Offered	Shares Owned Post- Offering	Shares of Non- Voting Common Stock Owned prior to 2012 Capital Raise	Shares of Non- Voting Common Stock Acquired in 2012 Capital Raise	Number of Shares of Non- Voting Common Stock purchased pursuant to Backstop Commitment	Maximum Number of Shares Owned Pre- Offering	Maximum Amount of Shares Being Offered	Shares Owned Post- Offering
Castle Creek Capital Partners IV, LP	—	205,526	52,155	257,681	257,681	—	—	1,594,474	185,530	1,780,004	1,780,004	—

Covenant Global Alpha Fund, LP	—	58,791	9,508	68,299	68,299	—	—	16,609	—	16,609	16,609	—

Covenant Global Alpha Fund, Ltd.	—	21,520	3,481	25,001	25,001	—	—	6,080	—	6,080	6,080	—

Covenant Total Return Fund, LP	—	35,087	5,675	40,762	40,762	—	—	9,913	—	9,913	9,913	—

Covenant Total Return Fund, Ltd.	—	11,696	1,892	13,588	13,588	—	—	3,305	—	3,305	3,305	—

Covenant Income Appreciation Fund LP	—	38,986	6,305	45,291	45,291	—	—	11,014	—	11,014	11,014	—

FJ Capital Long/Short Equity Fund LLC	—	25,000	—	25,000	25,000	—	—	—	—	—	—	—

LeRoy A. Bruton, Revocable Trust	—	100,000	—	100,000	100,000	—	—	—	—	—	—	—

John Hancock Bank & Trift Opportunities Fund		102,000	12,862	114,862	114,862	—	—	—	—	—	—	—

Ramat Securities, Ltd.		20,000	—	20,000	20,000	—	—	—	—	—	—	—

Stadium Capital Partners, L.P.		284,580	72,216	356,796	356,796	—	—	1,371,420	146,454	1,517,874	1,517,874	—

Stadium Capital Qualified Partners, L.P.		24,746	6,280	31,026	31,026	—	—	119,253	12,736	131,989	131,989	—

Ulysses Offshore Fund, Ltd.		50,000	—	50,000	50,000	—	—	—	—	—	—	—

Ulysses Partners, LP		100,000	—	100,000	100,000	—	—	—	—	—	—	—

James Fenton Co., Inc. (JRF, LLC) (5)	64,828	36,425	—	101,253	36,425	64,828	—	213,576	—	213,576	213,576	—

Michael J. Romine	51,052	50,677	—	101,729	50,677	51,052	—	149,324	—	149,324	149,324	—

Ford Elsaessar IRA	10,380	32,500	—	42,880	32,500	10,380		—	—	—	—	—

James T. Diehl	19,462	5,000	—	24,462	5,000	19,462	—	—	—	—	—	—

Ronald L. Jones	2,428	5,000	—	7,428	5,000	2,428	—	—	—	—	—	—

Maggie Y. Lyons	3,188	20,000	—	23,188	20,000	3,188	—	—	—	—	—	—

James and Afton Patrick	3,866	5,000	—	8,866	5,000	3,866	—	—	—	—	—	—

John B. and Shirley A. Parker	11,452	2,500	—	13,952	2,500	11,452	—	—	—	—	—	—

Totals	166,656	1,235,034	170,374	1,572,064	1,405,408	166,656	0	3,494,968	344,720	3,839,688	3,839,688

(1)	In accordance with Rule 13d-3 under the Exchange Act, a person is deemed to be the beneficial owner, for purposes of this table, of any shares of Company common stock over which such person has voting or investment power and of which such person has the right to acquire beneficial ownership within 60 days of the date hereof. The table includes shares owned by spouses, other immediate family members, in trust, shares held in retirement accounts or funds for the benefit of the named individuals, shares held as restricted stock and other forms of ownership, over which shares the persons named in the table may possess voting and/or investment power.
(2)	These columns include shares purchased in the private offering and shares of Common Stock that certain Selling Securityholders purchased in a private placement pursuant to their agreement to backstop the Rights Offering.
(3)	These columns include shares purchased in the private offering and of shares of Non-Voting Common Stock that certain Selling Securityholders purchased in a private placement pursuant to their agreement to backstop the Rights Offering.
(4)	These columns do not reflect the Non-Voting Common Stock underlying the Warrants held by certain Selling Securityholders – such Warrants and underlying shares of Non-Voting Common Stock are described in the following table.
(5)	Includes shares of Common Stock held by James Fenton Co., Inc., an affiliate of JRF, LLC.

Warrants

Name of Selling Securityholder	Warrants – Underlying Shares of Non-Voting Common Stock (1)	Maximum Portion of Warrant Being Offered (1)	Warrants – Underlying Shares of Non-Voting Common Stock Post-Closing
Castle Creek Capital Partners IV, LP	85,000	85,000	0
Stadium Capital Partners L.P.	78,200	78,200	0
Stadium Capital Qualified Partners L.P.	6,800	6,800	0

(1)	As adjusted to reflect the 10-for-1 reverse stock split effective October 5, 2012.

With respect to each Selling Securityholder listed above that is not a natural person, the following table identifies the name of the natural person or persons who exercise sole or shared voting and/or dispositive powers over the securities for such Selling Securityholder.

Investor	Natural Person(s) who Exercise Sole or Shared Voting and/or Dispositive Powers over the Securities
Castle Creek Capital Partners IV, LP	John Eggemeyer William Ruh

Covenant Financial Services, LLC (and certain affiliates)	Steve Shafer

FJ Capital Long/Short Equity Fund LLC	Andrew Jose

LeRoy A. Bruton, Revocable Trust	Leroy A. Bruton

John Hancock Bank & Thrift Opportunities Fund	Lisa Welch Susan Curry

Ramat Securities, Ltd.	David Zlatin

Stadium Capital Partners, L.P.	Alexander M. Seaver Bradley R. Kent

Stadium Capital Qualified Partners, L.P.	Alexander M. Seaver Bradley R. Kent

Investor	Natural Person(s) who Exercise Sole or Shared Voting and/or Dispositive Powers over the Securities
Ulysses Offshore Fund, Ltd.	Joshua Nash

Ulysses Partners, LP	Joshua Nash

James Fenton Co., Inc. (JRF, LLC)	Susan Kubiak Julie Meyer

Ford Elsaessar IRA	Ford Elsaessar

PLAN OF DISTRIBUTION

The Selling Securityholders may offer, sell, transfer or otherwise dispose of the Securities covered by this prospectus from time to time on any stock exchange or quotation system on which the Securities are then listed or quoted, in the over-the-counter market (including the Nasdaq National Market System where our Common Stock is currently quoted), in privately negotiated transactions or otherwise. The Selling Securityholders may offer, sell, transfer or otherwise dispose of those Securities at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at prices otherwise negotiated. The Selling Securityholders will act independently of us in making decisions with respect to the timing, manner and size of each sale, and we cannot assure you that the Selling Securityholders will sell all or any portion of the Securities offered hereby. We will not receive any proceeds from the sales by the Selling Securityholders of Securities covered by this prospectus.

The Selling Securityholders may sell the Securities covered by this prospectus directly to purchasers from time to time. Alternatively, the Selling Securityholders may from time to time offer the Securities to or through underwriters, broker-dealers or agents. The Selling Securityholders may employ one or more of the following methods at various times:

•	block trades in which a broker or dealer will be engaged to attempt to sell the Securities as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by the broker or dealer for its own account;

•	ordinary brokerage transactions and transactions in which the broker solicits purchases;

•	“at the market” transactions to or through market makers, or into an existing market for our shares;

•	privately negotiated transactions;

•	settlement of short sales effected after the date of this prospectus;

•	options, swaps or other derivative transactions that may or may not be listed on an exchange;

•	distributions to its members, partners, managers, directors, employees, consultants or affiliates; or

•	any combination of the above methods or by any other legally available means.

The Selling Securityholders may engage brokers and dealers, and any brokers or dealers may arrange for other brokers or dealers to participate in effecting sales of the Securities. Those brokers or dealers may act as principals, or as agents of the Selling Securityholder. Broker-dealers may agree with the Selling Securityholders to sell a specified number of Securities at a stipulated price per share. If a broker-dealer is unable to sell Securities acting as agent for the Selling Securityholder, it may purchase as principal any unsold Securities at the stipulated price. Broker-dealers who acquire Securities as principals may thereafter resell the Securities from time to time in transactions on any stock exchange on which the Securities are then listed, at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above.

To the extent required under the Securities Act, the names of any agents, underwriters, brokers or dealers and any applicable commission with respect to a particular offering will be set forth in an additional prospectus. Any underwriters, dealers, brokers or agents participating in the distribution of the Securities may receive compensation in the form of discounts, concessions, commissions or fees from the Selling Securityholders and/or purchasers of the ‘Selling Securityholder’s Securities, for which they may act, which compensation as to a particular broker-dealer might be in excess of customary commissions.

Selling Securityholders and any brokers, dealers or agents that participate in the distribution of Securities may be deemed to be “underwriters” within the meaning of the Securities Act, and any discounts, concessions, commissions or fees received by them and any profit on the resale of Securities sold by them may be deemed to be underwriting discounts and commissions.

We will make copies of this prospectus available to the Selling Securityholders for purposes of satisfying the prospectus delivery requirements of the Securities Act, if applicable.

The Selling Securityholders may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of Securities in the course of hedging the positions they assume with the Selling Securityholder, including, without limitation, in connection with distributions of Securities by those broker-dealers. The Selling Securityholders may enter into option or other transactions with broker-dealers that involve the delivery of Securities offered hereby to the broker-dealers, who may then resell or otherwise transfer those securities.

The Selling Securityholders and other persons participating in the sale or distribution of Securities will be subject to applicable provisions of the Exchange Act, and the rules and regulations thereunder, including Regulation M, and we have advised the Selling Securityholders that Regulation M may apply. This regulation may limit the timing of purchases and sales of any Securities by the Selling Securityholders and any other person. The anti-manipulation rules under the Exchange Act may apply to sales of Securities in the market and to the activities of the Selling Securityholders and its respective affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of Securities to engage in market-making activities with respect to the particular Securities being distributed for a period of up to five business days before the distribution. These restrictions may affect the marketability of the Securities and the ability of any person or entity to engage in market-making activities with respect to the securities.

The Selling Securityholders may also sell Securities in accordance with Rule 144 under the Securities Act rather than pursuant to this prospectus, regardless of whether the Securities are covered by this prospectus, provided that they meet the criteria and conform to the requirements of that rule.

INDEMNIFICATION

As permitted by law, our directors and officers are entitled to indemnification under certain circumstances against liabilities and expenses incurred in connection with legal proceedings in which they become involved as a result of serving as a director or officer. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or controlling persons, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

LEGAL MATTERS

Certain legal matters with respect to the validity of the Common Stock and Non-Voting Common Stock offered hereby have been passed upon for us by Graham & Dunn PC.

EXPERTS

The consolidated financial statements as of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012 and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2012 incorporated by reference in this Prospectus and in the Registration Statement have been so incorporated in reliance on the reports of BDO USA, LLP, an independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the various expenses to be incurred in connection with the resale of the securities covered by the Registration Statement of which this prospectus is a part, all of which will be borne by us. All amounts shown are estimates, except the SEC registration fee.

SEC registration fee	$7,305

Fees and expenses of accountants	$13,000

Fees and expenses of counsel	$40,000

Printing fees and expenses	$5,000

Miscellaneous	$3,000

Total*	$56,305

*	$43,257 was previously paid pursuant to the S-1 Registration Statement (File No. 333-180072).

Item 14.	Indemnification of Directors and Officers.

Sections 850-859 of Title 30, Chapter 1 of the Idaho Code and Registrant’s Amended and Restated Articles of Incorporation and Bylaws, taken together, provide that Registrant may indemnify any person who was or is involved in any manner or was or is threatened to be made so involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that such person is or was a “director or officer” (defined as anyone serving at Registrant’s request as a director, officer, partner, trustee employee or agent of another domestic or foreign corporation, partnership, joint venture, trust, employee benefit plan or other entity), against all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such proceeding if the person acted in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of Registrant, and with respect to a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. Registrant may not, however, provide such indemnification on account of acts or omissions finally adjudged to be the receipt of a financial benefit to which the director or officer is not entitled, an intentional infliction of harm on Registrant or its shareholders, an unlawful distribution to shareholders under § 30-1-833 of the Idaho Code, or an intentional violation of criminal law. The indemnification provisions of the Idaho Code and Registrant’s Bylaws include the right of an indemnitee to receive payment of any expenses incurred in connection with a proceeding in advance of the final disposition of the proceeding, consistent with applicable law. The Idaho Code and Registrant’s Bylaws specify certain procedures and conditions that apply with respect to indemnification and the advancement of expenses.

Indemnification of any person serving as a director or officer (who is also not a director) as described in the preceding paragraph, is mandatory to the extent that such person has been wholly successful on the merits or otherwise in defense of the subject action, suit or proceeding.

The indemnification rights described in the preceding paragraphs are not exclusive of other rights to which any person seeking indemnification may otherwise be entitled under current or future laws or by agreement with Registrant.

Registrant may also purchase and maintain insurance or make other financial arrangements on behalf of any present or past director or officer pursuant to which such person served in that capacity at Registrant’s request. Such insurance or other financial arrangements may cover liabilities asserted against or expenses incurred by, such person in any of the aforementioned capacities, regardless of whether Registrant would have the authority to indemnify such person.

Besides indemnification, the Amended and Restated Articles of Incorporation contain a provision that limits the personal liability of Registrant’s directors and officers to Registrant or its shareholders for damages for breach of fiduciary duty, except liability for acts or omissions that involve the receipt of a financial benefit to which the director or officer is not entitled, an intentional infliction of harm on Registrant or its shareholders, an unlawful distribution to shareholders under § 30-1-833 of the Idaho Code, or an intentional violation of criminal law.

Item 15.	Recent Sales of Unregistered Securities.

Effective as of January 20, 2012, the Registrant entered into securities purchase agreements (the “Purchase Agreements”) with the selling securityholders (“Selling Securityholders”), pursuant to which the Selling Securityholders agreed to purchase in private placements (i) an aggregate of 12,350,352 shares (the “Initial Common Shares”) of Common Stock for $1.00 per share), (ii) an aggregate of 698,992.96 shares of our Mandatorily Convertible Cumulative Participating Preferred Stock, Series B (the “Initial Preferred Stock”) for $50.00 per share, which Series B Preferred Stock converted automatically at $10.00 per share into shares of a new series of non-voting common stock, no par value (“Non-Voting Common Stock”), upon shareholder approval of an amendment to the Company’s Amended and Restated Articles of Incorporation, and (iii) warrants (the “Warrants”) to purchase up to 1,700,000 shares of the Non-Voting Common Stock $10.00 per share (collectively, and including the shares underlying such Warrants, the “Initial Securities”). The issuance and sale of the Initial Securities were not registered under the Securities Act of 1933, as amended, in reliance on Section 4(2) of the Act and Regulation D promulgated thereunder. Under the terms of the Purchase Agreements, the Registrant agreed to distribute, at no charge, to holders of its Common Stock, as of January 20, 2012 (the “Record Date”), non-transferable subscription rights (“Rights”) to purchase up to 8,700,000 shares of Common Stock at a price of $1.00 per share in the Rights offering (the “Rights Offering”). Further subject to the terms of the Purchase Agreements, Castle Creek Capital Partners IV, L.P., Stadium Capital Management LLC (and its affiliates), and two other Selling Securityholders, agreed to purchase from the Registrant on a pro rata basis in a private placement, at $1.00 per share, a number of shares equal to the number of shares of Common Stock offered pursuant to the Rights Offering, that were not issued pursuant to the exercise of Rights. Such Selling Securityholders could, at their option, elect to purchase a like number of shares of Non-Voting Common Stock in lieu of their obligation to purchase all or a part of the shares of Common Stock that they would be obligated to buy pursuant to such backstop commitment. The Rights Offering was completed on May 31, 2012, and the Selling Security holders referred to above purchased a total of 1,703,681 of Voting Common shares and 3,447,189 shares of Non-Voting Common Stock pursuant to such backstop commitment.

Per-share and price-per-share amounts in the foregoing discussion do not reflect the effect of the Company’s 10-for-1 reverse stock split, which was effective October 5, 2012, subsequent to the transactions described above.

Item 16.	Exhibits and Financial Statement Schedules.

(a)	Exhibits

Please see the Exhibit Index immediately following the signature pages.

(b)	Financial Statement Schedules - None

Item 17.	Undertakings.

(a)	The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (“Securities Act”).

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act to any purchaser:

(i) Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sandpoint, State of Idaho, on October 31, 2013.

INTERMOUNTAIN COMMUNITY BANCORP

/s/ Curt Hecker

Curt Hecker
President and Chief Executive Officer

Each person whose signature appears below appoints Curt Hecker and Douglas Wright and each of them acting individually, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or would do in person, hereby ratifying and confirming all that said attorneys-in fact and agents or any of them or their or his or her substitute and substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-3 has been signed by the following persons in the capacities indicated, on October 31, 2013.

Signature	Title

/s/ Curt Hecker	President, Director and CEO
Curt Hecker	(Principal Executive Officer)

/s/ Douglas Wright	Executive Vice President and Chief Financial Officer
Douglas Wright	(Principal Financial and Accounting Officer)

/s/ Ford Elsaesser	Chairman of the Board of Directors
Ford Elsaesser

/s/ James T. Diehl
James T. Diehl	Director

/s/ Ronald Jones
Ronald Jones	Director

/s/ Russell John Kubiak, Jr.
Russell John Kubiak, Jr.	Director

/s/ Maggie Lyons
Maggie Lyons	Director

/s/ John B. Parker
John B. Parker	Director

Jim Patrick	Director

/s/ Michael J. Romine
Michael J. Romine	Director

John L. Welborn	Director

EXHIBIT INDEX

Exhibit No.	Description

3.1	Amended and Restated Articles of Incorporation (1)

3.2	Amended and Restated Bylaws (2)

4.1	Form of Common Stock Certificate (3)

4.2	Certificate of Designations with respect to Fixed Rate Cumulative Perpetual Preferred Stock, Series A (included as part of Exhibit 3.1)

4.3	Certificate of Designations with respect to Mandatorily Convertible Cumulative Participating Preferred Stock, Series B (included as part of Exhibit 3.1)

4.4	Warrant to Purchase Common Stock issued to the U.S. Treasury dated December 19, 2008 (4)

4.5	Form of Series A Preferred Stock Certificate (4)

4.6	Form of Warrant to Purchase Non-Voting Common Stock (5)

5.1†	Opinion of Graham & Dunn PC

10.1*	Second Amended and Restated 1999 Employee Stock Option and Restricted Stock Plan (3)

10.2*	2012 Stock Option and Equity Compensation Plan (6)

10.3*	Form of Stock Option Agreement (6)

10.4*	Form of Restricted Stock Agreement (6)

10.5*	Form of Restricted Stock Unit Agreement (6)

10.6*	Form of Long Term Restricted Stock Agreement (6)

10.7*	Form of Stock Appreciation Rights Agreement (6)

10.8*	Amended and Restated Director Stock Option Plan (7)

10.9*	Form of Director Restricted Stock Award Agreement (8)

10.10*	Form of Stock Purchase Bonus Agreement (8)

10.11*	Amended and Restated Employment Agreement with Curt Hecker dated January 1, 2008 (8)

10.12*	Amended and Restated Salary Continuation and Split Dollar Agreement for Curt Hecker dated January 1, 2008 (8)

10.13*	Amended and Restated Executive Severance Agreement with Douglas Wright dated January 1, 2008 (8)

10.14*	Amended and Restated Executive Severance Agreement with John Nagel dated December 27, 2007 (8)

10.15*	Amended and Restated Executive Severance Agreement with Pam Rasmussen dated December 28, 2007 (8)

10.16*	Executive Incentive Plan (9)

10.17	Form of Executive Compensation Letter (4)

10.18	Letter Agreement including the Securities Purchase Agreement – Standard Terms incorporated herein, between the Company and the United States Department of the Treasury dated December 19, 2008 (4)

10.19	Lease Agreement dated as of August 28, 2009 by and between Sandpoint Center, LLC and Sandpoint Center II, LLC, as landlord, and Panhandle State Bank, as tenant (10)

10.20	Form of Amended and Restated Securities Purchase Agreement (11)

21.1	Subsidiaries of the Registrant (12)

23.1†	Consent of BDO USA, LLP

23.2	Consent of Graham & Dunn PC (included in its opinion filed as Exhibit 5.1)

24.1†	Powers of Attorney (included as part of signature page)

*	Executive Contract, Compensatory Plan or Arrangement
†	Filed herewith
(1)	Incorporated by reference to Exhibit 3.1 of the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013
(2)	Incorporated by reference to the Exhibit 3.1 of the Registrant’s Current Report on Form 8-K filed September 8, 2004
(3)	Incorporated by reference to Exhibits 4.1 and 10.1 of the Registrant’s Form 10, as amended on July 1, 2004
(4)	Incorporated by reference to Exhibits 4.2, 4.3, 10.1 and 10.2 of the Registrant’s Current Report on Form 8-K filed December 19, 2008
(5)	Incorporated by reference to Exhibit 4.2 of the Registrant’s Current Report on Form 8-K filed January 23, 2012
(6)	Incorporated by Reference to Exhibits 99.1 – 99.6 of the Registration Statement on Form S-8 (File No. 333-190124) filed July 25, 2013
(7)	Incorporated by reference to Exhibit 10.1 of the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005
(8)	Incorporated by reference to Exhibits 10-6 – 10.9 and 10.12 – 10.14 of the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007
(9)	Incorporated by reference to Exhibits 10.20 of the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006
(10)	Incorporated by reference to Exhibit 10.2 of the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009
(11)	Incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K filed January 23, 2012
(12)	Incorporated by reference to Exhibit 21 of the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012